UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)1

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

42227 G202

(CUSIP Number)

July 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

 ____________________
        1        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

Page 1 of 7 Pages

CUSIP NO. 43689E 10 7	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Wayne Corona
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,737,644
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,737,644
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,644
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 43689E 10 7	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON MKW Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 33,032
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 33,032
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,032
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 43689E 10 7	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

HealthWarehouse.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7107 Industrial Road
Florence, Kentucky 41042

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (a) Wayne Corona and (b) MKW Partners, LLC (“MKW Partners”), both of whom are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is 2334 Villandry Court, Henderson, Nevada 89074.

Item 2(c).	Citizenship:

Mr. Corona is a Nevada resident, and MKW Partners, LLC is incorporated under Nevada law.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

42227 G202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

This statement is filed pursuant to Rules 13d-1(c) and 13d-1(k).

CUSIP NO. 43689E 10 7	13G	Page 5 of 7 Pages

Item 4.              Ownership.

 (a)   Amount beneficially owned:

  2,770,676 (a)

(b)   Percent of class: 10.6% (based on 26,050,960 shares of common stock issued and outstanding as of July
       1, 2013)

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	2,770,676 (a)_________________
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of ____2,770,676 (a)___ __
(iv)	Shared power to dispose or to direct the disposition of ___0_________ _____
__________________
(a)
While Mr. Corona has sole voting and dispositive power with respect to the shares held by MKW Partners in his capacity as the managing member of MKW Partners, Mr. Corona expressly disclaims any beneficial ownership of such shares as he has no pecuniary interest in such shares.  Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The Date of Event Which Requires Filing of This Statement on page 1 is the date that Mr. Corona purchased an additional 14,516 shares of the Issuer’s common stock.  The number of securities beneficially owned as shown above in this Item 4 represents the current aggregate ownership of the Reporting Persons following Mr. Corona’s purchase of the additional shares on July 25, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the Reporting Persons own more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 43689E 10 7	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Exhibit 99.1 included in the initial Schedule 13G filed by the Reporting Persons on July 26, 2013 is incorporated herein by reference.  Such exhibit identified each member of the group filing this statement and, pursuant to Rule 13d-1(k)(1)(iii) of the Exchange Act, included the written agreement of the Reporting Persons that this statement is filed on behalf of each of them.

Item 9.	Notice of Dissolution of Group.

Not applicable since no group has been dissolved.

CUSIP NO. 43689E 10 7	13G	Page 7 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2013	By:	/s/Wayne Corona
Wayne Corona, individually

July 29, 2013	By:	/s/Wayne Corona
Wayne Corona, as Managing Member of MKW Partners, LLC